SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 13E-4


                             AMENDMENT NO. 1 TO THE
                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                NTS-PROPERTIES V
                                (Name of Issuer)


                                NTS-PROPERTIES V
                        (Name of Person Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E308
                      (CUSIP Number of Class of Securities)

                     J.D. Nichols, Managing General Partner
                           NTS-Properties Associates V
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066


                                October 14, 1998

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
|      Transaction Valuation:  $246,000 (a)           |  Amount of Filing Fee  |
| Limited Partnership Interest at $205 per Interest   |      $49.20(b)         |
--------------------------------------------------------------------------------
         (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)      Calculated as 1/50th of 1% of the Transaction Value.


|X|      Check box if any part of the fee is offset as provided by Rule 0-11(a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form of Schedule and the date of its filing. Amount Previously Paid: _____________ $49.20
         Form or Registration No.: ____________ Schedule 13E-4, No. 98-000027 Filing Party: _______________________ NTS Properties V and ORIG, LLC Date Filed: _________________________ October 14, 1998


--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
-----------------------------


          (d) In addition to NTS Properties V (the "Partnership"), ORIG, LLC, a Kentucky limited liability company (the "Affiliate") and an affiliate of the Partnership, is jointly offering to purchase the Interests. The address of the Affiliate is 10172 Linn Station Road, Louisville, Kentucky, 40223. The Affiliate is not a co-filer of this Amendment No. 1 to the Issuer Tender Offer Statement on Schedule 13E-4. Rather, the Affiliate is filing a Tender Offer Statement on
Schedule 14D-1 simultaneously with the filing of this Amendment No. 1 to the Issuer Tender Offer Statement. The members of the Affiliate are J.D. Nichols and Brian F. Lavin. Mr. Nichols is the general partner of the NTS-Properties Associates V, general partner of the Partnership (the "General Partner"). Mr. Nichols is also the managing member of the Affiliate. Mr. Lavin is the Executive Vice President of the General Partner. The business address of Mr. Nichols and Mr. Lavin is: 10172 Linn Station Road, Louisville, Kentucky, 40223.

Item 2.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         The General Partner is not offering to purchase Interests pursuant to the Offer. Therefore, this Item 2 is inapplicable to the General Partner.

Item 4.  Interest in Securities of the Issuer.
----------------------------------------------

          There have not been any transactions involving Interests that were effected during the past forty (40) business days by the Partnership, the General Partner, Mr. Nichols or Mr. Lavin, the Affiliate or any other associate or subsidiary of any such person.

Item 5.  Contracts,  Arrangements,  Understandings  or  Relationships  with
---------------------------------------------------------------------------
Respect to the Issuer's Securities.
-----------------------------------

         Mr. Nichols and Mr. Lavin, the members of the Affiliate, have executed a binding Capital Contribution Agreement under which they have agreed to fund the purchase of Interests by the Affiliate and the Affiliate's proportionate share of the expenses of the Offer. Mr. Nichols anticipates contributing approximately 90% of these funds; and Mr. Lavin anticipates contributing approximately 10% of these funds. The members of the Affiliate anticipate making these capital contributions immediately upon the expiration of the Offer.

         Other than these agreements, the Offerors are not aware of any other contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between or among
(i) the Partnership, the General Partner or the Affiliate or (ii) any person controlling the Partnership, the General Partner or the Affiliate or any other person.

         Reference is hereby made to Exhibit (c)(2) to this Schedule which is incorporated herein by reference.

Item 7.  Financial Information.
-------------------------------

         (a) Reference is hereby made to the audited financial statements of the Partnership for the years ended December 31, 1996 and December 31, 1997, filed with the Securities and Exchange Commission ("Commission") on Form 10-K on March 27, 1997 and March 26, 1998, respectively, which are incorporated herein by reference. Also, reference is hereby made to the unaudited financial statements of the Partnership for the three and nine-month periods ended September 30, 1998, filed with the Commission on Form 10-Q on November 16, 1998, which are incorporated herein by reference.

         (b) Reference is hereby made to the financial statements giving the effect of the Offer on a pro forma basis attached as Supplement No. 1 to the Offer to Purchase, Exhibit (a)(6) hereto, which are incorporated herein by reference.


Item 8.  Additional Information.
--------------------------------


         (e) Section 6, "Certain Conditions of the Offer," of the Offer to Purchase is hereby amended by deleting the phrase "sole judgment" and replacing it with the phrase "reasonable judgment".

         Reference is hereby made to the Offer to Purchase, the Letter of Transmittal and related documents, and Amendment No. 1 to the Offer to Purchase, which are incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.
------------------------------------------


         (a)(1) Form of Offer to Purchase dated October 13, 1998 (including financial statements giving pro forma effect of the Offer).2
         (a)(2)   Form of Letter of Transmittal.2
         (a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.2
         (a)(4)   Form of Letter to Limited Partners.2
         (a)(5)   Substitute Form W-9 with Guidelines.2
         (a)(6)   Form of Amendment No. 1 to the Offer to Purchase dated
                  January 25, 1999 (including amended financial statements giving pro forma effect of the Offer).1
         (a)(7) Press Release by NTS Properties V and ORIG, LLC dated January 11, 1999.1 (a)(8) Press Release by NTS Properties V and ORIG, LLC dated January 22, 1999.1
         (b)      None.
         (c)(1) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS-Properties V, dated as of April 30, 1984, previously filed with the Securities and Exchange Commission as part of the Partnership's Registration Statement on Form S-11, No. 2-90818, filed with the Commission on May 1, 1984 and declared effective on August 1, 1984.
         (c)(2) Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC.1
         (d)      None.
         (e)      None.
         (f)      None.












-------------------------

         1 Filed herein.

         2 Previously filed as an Exhibit to the Issuer Tender Offer Statement on Schedule 13E-4, No. 98-000027, filed with the SEC on October 14, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 25, 1999                 NTS-PROPERTIES V, a Maryland limited
                                          partnership


                                          By: NTS-PROPERTIES ASSOCIATES V,
                                          General Partner


                                          By: /s/ J. D. Nichols
                                          ---------------------
                                          J.D. Nichols,
                                          Its: Managing General Partner

                                    EXHIBITS

     Exhibit
     Number                             Description
     ------                             -----------

(a)(1) Form of Offer to Purchase, dated October 13, 1998 (including financial statements giving pro forma effect of the Offer).2

(a)(2)              Form of Letter of Transmittal.2

(a)(3) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.2

(a)(4)              Form of Letter to Limited Partners.2

(a)(5)              Substitute Form W-9 with Guidelines.2

(a)(6) Form of Amendment No. 1 to the Offer to Purchase dated January 25, 1999 (including amended financial statements giving pro forma effect of the Offer).1

(a)(7)              Press Release by NTS Properties V and ORIG, LLC dated
                    January 11, 1999.1

(a)(8)              Press Release by NTS Properties V and ORIG, LLC dated
                    January 22, 1999.1

(b)                 None.

(c)(1) Reference is hereby made to the Amended and Restated Agreement of Limited Partnership of NTS-Properties V, dated as of April 30, 1984, previously filed with the Securities and Exchange Commission as part of the Partnership's Registration Statement on Form S-11, No. 2-90818, filed with the Commission on May 1, 1984 and declared effective on August 1, 1984.

(c)(2) Capital Contribution Agreement dated January 20, 1999 executed by the members of ORIG, LLC. 1

(d)                 None.

(e)                 None.

(f)                 None.

------------------------
         1 Filed herein.

         2 Previously filed as an Exhibit to the Issuer Tender Offer Statement on Schedule 13E-4, No. 98-000027, filed with the SEC on October 14, 1998.

                                                                  Exhibit (a)(6)









      Form of Amendment No. 1 to Offer to Purchase, dated January 25, 1999

                               [NTS V letterhead]


To our Limited Partners:

         Enclosed are copies of the revised, unaudited Pro Forma Financial Statements which restate the unaudited Pro Forma Financial Statements that were included in the Offer to Purchase dated October 13, 1998 (the "Original Offer"). The Financial Statements have been restated to reflect the sales of the University I and University II properties as if these sales had occurred before December 31, 1997 and September 30, 1998, respectively.

         Due to the fact that the Pro Forma Financial Statements were revised to reflect the University I and University II sales, the Offerors are obligated to extend the Expiration Date of the Original Offer to February 5, 1999. This letter and the enclosed Pro Forma Financial Statements constitute the "Amended Offer." Other than Pro Forma Financial Statements, there are no other changes to the Original Offer, and the Amended Offer incorporates by reference all of the information contained in the Original Offer.

         The Expiration Date of the Amended Offer has been extended to Friday, February 5, 1999 in order to give you time to review the Amended Offer. Upon expiration of the Amended Offer, limited partners who have tendered and not withdrawn Interests will be paid promptly, in accordance with the terms of the Original Offer. If, after reviewing the Amended Offer, you wish to withdraw your tendered Interests, you may do so at any time prior to the Expiration Date. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number shown below, on or before the Expiration Date. Any notice of withdrawal must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn.

         If you have not yet tendered any or all of your interests, and wish to do so, please complete and return to NTS Investors Services c/o Gemisys the following documents that were mailed to you with the Original Offer:

                  (1)      the Letter of Transmittal (blue);

                  (2)      the Substitute Form W-9 (green); and

                  (3) the Certificate(s) of Ownership for the interests or, if you are unable to locate the Certificate(s) of Ownership, complete the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership (yellow).

         On or before February 5, 1999 return or deliver all of the above documents to:

                              NTS INVESTOR SERVICES
                                   C/O GEMISYS
                             7103 S. REVERE PARKWAY
                               ENGLEWOOD, CO 80112
                            FACSIMILE: (303) 705-6151
                For additional information, call: (800) 387-7454

                             Amendment No. 1 to the
                           Offer to Purchase for Cash

                                       by
                                NTS-Properties V
                                       and
                                    ORIG, LLC
                                    of Up to
                       1,200 Limited Partnership Interests


         THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FRIDAY, FEBRUARY 5, 1999, UNLESS EXTENDED.

         NTS-Properties V is a Maryland limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." Except as otherwise provided in the Partnership Agreement (defined below), the Partnership's general partner, NTS-Properties Associates V (the "General Partner"), owns a one percent (1%) interest in the Partnership and the limited partners, in the aggregate, own a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Affiliate and the Partnership are each an "Offeror" and collectively, the "Offerors"), are offering to purchase for cash upon the terms and conditions set forth in this Amendment No. 1 to the Offer to Purchase ("Offer to Purchase") and the related Letter of Transmittal ("Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer") in the aggregate up to 1,200 of the Partnership's limited partnership interests (the "Interests") at a price equal to $205 per Interest (the "Purchase Price"). This Offer is being made to all limited partners of the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, but is subject to certain conditions described herein.


         Limited Partners tendering all or any portion of their Interests are subject to certain risks including:

                           o The Purchase Price of $205 per Interest may not equate to the fair market value or the liquidation value of the Interest.
                           o Neither the General Partner, on behalf of the Partnership, nor the Affiliate has retained an independent third party to evaluate the fairness of the Offer.
                           o Conflicts in establishing the Purchase Price exist between tendering Limited Partners and the Partnership, the General Partner and non-tendering Limited Partners.
                           o Negative tax consequences may exist for any Limited Partner tendering its Interests.
                           o The General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests.

         Limited Partners continuing to hold all or any portion of their Interests are subject to certain risks including:

                           o The Partnership may not make future cash distributions to Limited Partners.
                           o The percentage ownership of Interests held by persons controlling, controlled by or
                                    under   common   control  with  the  General
                                    Partner or its affiliates will increase as a
                                    result of the Offer.
                           o The sale by the Partnership of certain properties may decrease its future operating revenues.
                           o The Partnership has no current plans to liquidate its assets and to distribute the proceeds to its Limited Partners.
                           o General economic risks are associated with investments in real estate.
                           o The Partnership's financial condition may be adversely affected by a downturn in the
                                    business   of   any   tenant   occupying   a
                                    significant   portion   of   a   Partnership
                                    property or a tenant's decision not to renew its lease.

See "RISK FACTORS."





              -----------------------------------------------------

         THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE ABSENCE OF CERTAIN CONDITIONS DESCRIBED IN SECTION 6, "CERTAIN CONDITIONS OF THE OFFER."

              -----------------------------------------------------




                                    IMPORTANT

         Any Limited Partner wishing to tender all or any portion of his, her or its Interests should complete and sign the enclosed Letter of Transmittal in accordance with the instructions in the Offer to Purchase and Letter of Transmittal and deliver it together with the Certificate(s) of Ownership for the Interests being tendered (or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact), the Substitute Form W-9 and any other required documents to the Partnership. A Limited Partner having Interests registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if he, she or it desires to tender such Interests.

              -----------------------------------------------------


         Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer may be directed to NTS Investor Services c/o Gemisys at (800) 387-7454.


  The date of this Amendment No. 1 to the Offer to Purchase is January 25, 1999

         NEITHER THE OFFERORS NOR THE PARTNERSHIP'S GENERAL PARTNER MAKE ANY RECOMMENDATION TO ANY LIMITED PARTNER REGARDING WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. EACH LIMITED PARTNER MUST MAKE HIS, HER OR ITS OWN DECISION REGARDING WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF SUCH LIMITED PARTNER'S INTERESTS TO TENDER.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE OFFERORS REGARDING WHETHER LIMITED PARTNERS SHOULD TENDER OR REFRAIN FROM TENDERING INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR INFORMATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE OFFERORS OR THE GENERAL PARTNER.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS


INTRODUCTION..................................................................5
SUMMARY OF CERTAIN INFORMATION................................................8
RISK FACTORS..................................................................9
THE OFFER....................................................................12
Section 1.        Background and Purposes of the Offer.......................12
Section 2.        Offer to Purchase and Purchase Price; Proration; Expiration
                  Date; Determination of Purchase Price......................13
Section 3.        Procedure for Tendering Interests..........................15
Section 4.        Withdrawal Rights..........................................16
Section 5.        Purchase of Interests; Payment of Purchase Price...........16
Section 6.        Certain Conditions of the Offer............................17
Section 7.        Cash Distribution Policy...................................19
Section 8.        Effects of the Offer.......................................20
Section 9.        Source and Amount of Funds.................................20
Section 10.       Certain Information About the Partnership..................21
Section 11.       Certain Federal Income Tax Consequences....................24
Section 12.       Transactions and Arrangements Concerning Interests.........27
Section 13.       Extensions of Tender Period; Terminations; Amendments......27
Section 14.       Fees and Expenses..........................................28
Section 15.       Address; Miscellaneous.....................................28

                  Supplement No. 1 to the Offer to Purchase: The Partnership's Financial Statements Giving Pro Forma Effect of the Offer..30

To Holders of Limited Partnership
Interests of NTS-Properties V

                                  INTRODUCTION


         NTS-Properties V is a Maryland limited partnership (the "Partnership") that owns, or owns joint venture interests in, certain commercial and residential rental real estate properties. See Section 10, "Certain Information About the Partnership." Except as otherwise provided in the Partnership Agreement (defined below), the Partnership's general partner, NTS-Properties Associates V (the "General Partner") owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership. The Partnership and ORIG, LLC, a Kentucky limited liability company (the "Affiliate"), an affiliate of the Partnership (the Partnership and the Affiliate are each an "Offeror" and, collectively, the "Offerors"), hereby offer to purchase up to 1,200 of the Partnership's limited partnership interests (the "Interests") at a purchase price of $205 per Interest (the "Purchase Price") in cash to the seller upon the terms and subject to the conditions set forth in this Amendment No. 1 to the Offer to Purchase (the "Offer to Purchase") and in the related "Letter of Transmittal" (together the "Offer to Purchase" and "Letters of Transmittal" constitute the "Offer"). (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited partnership interests in the Partnership and portions thereof that constitute the class of equity security that is the subject of this Offer or the limited partnership interests or portions thereof that are tendered by the limited partner to the Offerors pursuant to the Offer.) This Offer is being made to all limited partners in the Partnership ("Limited Partners") and is generally not conditioned upon any minimum amount of Interests being tendered, except as described herein. The Interests are not traded on any established trading market and are subject to certain restrictions on transferability set forth in the Amended and Restated Agreement of Limited Partnership of NTS-Properties V dated April 30, 1984 (the "Partnership Agreement"). The Partnership or the Affiliate, each in its sole discretion, may purchase more than 600 Interests, but neither has any current intention to do so.


         The Purchase Price should not be viewed as equivalent to the fair market value or the liquidation value of an Interest. As of June 30, 1998 and December 31, 1997, the book value of each Interest was approximately $184.97 and $185.04, respectively. The Purchase Price offered by the Offerors has been determined by the Partnership, in its sole discretion, based on: (i) recent sales of Interests by Limited Partners to third parties in secondary market transactions; (ii) recent repurchases of interests by the Partnership; (iii) recent purchases of Interests by the Partnership's affiliate, Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge"); and
(iv) the value of a recent tender offer by a third-party offeror that is not affiliated with the Partnership, General Partner, the Affiliate or any of the Partners, members, affiliates or associates of the Partnership, the General Partner or the Affiliate. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price

         Subject to the conditions set forth in the Offer, the Partnership will purchase the first 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, 12:00

Midnight, Eastern Standard Time, on Friday, February 5, 1999, subject to any extension of the Offer by the Offerors (the "Expiration Date"). If more than 600 Interests are tendered, the Affiliate will purchase up to an additional 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to the Expiration Date. If, on the Expiration Date, the Offerors determine that more than 1,200 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.


         If the Offer is oversubscribed and the Offerors do not act in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis ("Proration"). In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for the Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered. The Offer, however, is conditioned upon, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." In particular, the Offer will not be consummated, if in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests if the purchase of Interests would result in Interests being owned by fewer than three hundred (300) holders of record. See Section 6, "Certain Conditions of the Offer."

         All purchases of Interests pursuant to the Offer will be effective as of the Expiration Date. Each Limited Partner who tenders Interests pursuant to the Offer will receive the Purchase Price and cash distributions declared prior to the Expiration Date, if any. Limited Partners will not be entitled to receive cash distributions declared and payable after the Expiration Date, if any, on any Interests tendered and accepted by the Offerors.

         The tender of an Interest will be treated as a sale of the Interest for federal and most state income tax purposes which will result in the Limited Partner recognizing gain or loss for income tax purposes. Limited Partners are urged to review carefully all the information contained in or referred to in this Offer including, without limitation, the information presented herein in
Section 11, "Certain Federal Income Tax Consequences."


         As of December 31, 1998, the General Partner owned five (5) of the Partnership's outstanding Interests and the Affiliate did not own any of the
Partnership's outstanding Interests. The General Partner and all partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned, or were in the process of acquiring, an aggregate of 2,637 Interests, representing approximately 7.8% of the Partnership's 33,994 outstanding Interests. Although the Offer is being made to all Limited Partners, the Partnership has been advised that neither the General Partner nor any of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate, and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 3,237 Interests representing approximately 9.7% of the Partnership's outstanding Interests.

                         SUMMARY OF CERTAIN INFORMATION
                         ------------------------------

         The following is a summary of certain information contained elsewhere in this Offer. The summary does not purport to be complete and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Offer and related documents. Capitalized terms used but not defined in this summary are defined elsewhere in this Offer. Limited Partners are urged to read all documents constituting this Offer in their entirety.

Offerors The Partnership, a Maryland limited partnership, and the Affiliate, a Kentucky limited liability company, invite all of the Partnership's Limited Partners to tender their Interests upon the terms and subject to the conditions set forth in this Offer.

Purchase Price                              $205 per Interest in cash.


Expiration Date                             The Offer expires on Friday,February
                                            5, 1999 at 12:00 Midnight, Eastern
                                            Standard Time unless the Offer is
                                            otherwise extended by the Offerors
                                            in accordance with the provisions
                                            set forth herein.  ALL INTERESTS
                                            BEING TENDERED MUST BE RECEIVED BY
                                            THE PARTNERSHIP AT THE ADDRESS SET
                                            FORTH IN SECTION 15, "ADDRESS;
                                            MISCELLANEOUS," ON OR BEFORE THE
                                            EXPIRATION DATE.


Offer Conditions                            The Offerors will purchase in the
                                            aggregate up to 1,200 Interests.
                                            The first 600 Interests tendered
                                            will be purchased by the
                                            Partnership; up to an additional 600
                                            Interests tendered will be purchased
                                            by the Affiliate.  If the Offer is
                                            oversubscribed, first the
                                            Partnership may purchase additional
                                            Interests, and then the Affiliate
                                            may purchase additional Interests,
                                            each in its sole discretion.  If the
                                            Offer remains oversubscribed,
                                            Interests will be purchased on a pro
                                            rata basis. This Offer is being made
                                            to all Limited Partners and is not
                                            conditioned upon a minimum amount of
                                            Interests being tendered; provided
                                            however, no tender will be accepted
                                            from a Limited Partner if, as a
                                            result of the tender, the Limited
                                            Partner would continue to be a
                                            Limited Partner and would hold fewer
                                            than five (5) Interests. The Offer
                                            is subject to certain terms and
                                            conditions set forth in the Offer.

                                  RISK FACTORS
                                  ------------

     Limited  Partners  Tendering  All or Any  Portion  of Their  Interests  Are
     ---------------------------------------------------------------------------
Subject to Certain Risks:
-------------------------

          Purchase  Price  May Be Less Than Fair  Market  Value and  Liquidation
          ----------------------------------------------------------------------
Value.  The Interests are not traded on a recognized  stock  exchange or trading
------
market and a readily identifiable, liquid market for the Interests does not exist. The Offerors are aware of certain secondary market transactions by which Interests were transferred at prices ranging from $165.59 to $183.99 per Interest (these prices include commissions and other mark-ups) by Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. Additionally, the Partnership has repurchased 1,882 interests, and its affiliate, Ocean Ridge, has purchased 2,632 Interests during the period from March 1, 1995 to September 30, 1998 at prices ranging from $112 to $160 per Interest. As of June 30, 1998 and December 31, 1997, the book value of each Interest was approximately $184.97 and $185.04, respectively. Neither these secondary market transactions nor the Purchase Price necessarily reflects the value that Limited Partners would realize from holding the Interests until termination or liquidation of the Partnership, which could result in greater or lesser value. The Offerors have not obtained an opinion from an independent third party regarding the fairness of the Purchase Price. Furthermore, the Offerors did not obtain an appraisal of the Partnership's assets in establishing the Purchase Price.

         Negative Tax Consequences  May Exist for Any Limited Partner  Tendering
         -----------------------------------------------------------------------
Interests.  Limited Partners  tendering and selling  Interests  pursuant to this
----------
Offer generally will recognize a gain or loss on the tender of his, her or its Interests for federal and most state income tax purposes. The amount of gain or loss realized will be, in general, the excess of the Purchase Price minus the Limited Partner's adjusted tax basis in the Interests sold. Generally, the sale of Interests held by a Limited Partner for more than twelve (12) months will result in long-term capital gain or loss. In addition, the Partnership has executed a definitive agreement to sell a parcel of vacant land to a third party. The Partnership anticipates that if this sale is consummated, it will be consummated in the first quarter of 2000, although it may occur earlier at the buyer's option. The Partnership anticipates that, if consummated, this sale will create a significant capital loss per Interest for Limited Partners, recognizable in the tax year of the sale. Limited Partners tendering and selling Interests pursuant to this Offer will not receive the anticipated benefit of this sale if this sale is consummated after the Expiration Date. Due to the complexity of tax issues, Limited Partners are advised to consult their tax advisors with respect to their individual tax situations before tendering their Interests pursuant to the Offer. See Section 10, "Certain Information About the Partnership" and Section 11, "Certain Federal Income Tax Consequences."

         Conflict of Interest.  A conflict of interest  exists  between  Limited
         ---------------------
Partners who are tendering their Interests and the Partnership, the General Partner and non-tendering Limited Partners. Tendering Limited Partners would prefer a higher Purchase Price; the Partnership, the General Partner and non-tendering Limited Partners would prefer a lower Purchase Price.

         General  Partner  Makes No  Recommendation  to  Limited  Partners.  The
         ------------------------------------------------------------------
General Partner makes no recommendation regarding whether Limited Partners should tender or retain their Interests. Limited Partners should make their own decisions regarding whether to tender their Interests based upon their own individual situation.

         Limited  Partners  Who  Do Not  Tender  All or  Any  Portion  of  Their
         -----------------------------------------------------------------------
Interests Are Subject to Certain Risks:
---------------------------------------

         The Partnership May Not Make Future Cash  Distributions.  The amount of
         --------------------------------------------------------
funds required by the Partnership to fund the Offer is estimated to be approximately $144,000 ($123,000 to purchase 600 Interests plus approximately $21,000 for its proportionate share of the expenses associated with administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror). The Partnership intends to fund these monies from its cash reserves. The use of the Partnership's cash reserves to fund the Offer will have the effect of: (i) reducing the existing cash available for future needs or contingencies and (ii) reducing or eliminating the interest income that the Partnership earns on its cash reserves. There can be no assurance that the Partnership will be able to fund its future needs or contingencies, which may have a material adverse effect on the Partnership's business or financial condition.


         Increased Voting Control by Affiliates of the Partnership. If the Offer
         ----------------------------------------------------------
is fully subscribed, the percentage ownership of Interests held by persons controlling, controlled by or under common control with the Partnership will increase. As of December 31, 1998, the General Partner owned five (5), and the Affiliate did not own any, of the Partnership's outstanding Interests. The General Partner and all partners, members, affiliates and associates of the General Partner or the Affiliate beneficially owned, or were in the process of acquiring, in the aggregate 2,637 Interests, representing approximately 7.8% of the Partnership's 33,994 outstanding Interests. Although this Offer is made to all Limited Partners, the Partnership has been advised that neither the General Partner nor any of the partners, members, affiliates or associates of the General Partner or the Affiliate intend to tender any Interests pursuant to the Offer. Assuming the Offer is fully subscribed, the General Partner, the Affiliate, and partners, members, affiliates and associates of the General Partner or the Affiliate, will own, after the Offer, an aggregate of 3,237 Interests representing approximately 9.7% of the Partnership's 33,394 outstanding Interests, an increase of 1.9%. In addition, other persons controlling, controlled by or under common control with the Partnership, by virtue of the decreased number of outstanding Interests, will have a greater percentage of the outstanding Interests. The increase in ownership of Interests will enable these entities or individuals to have a greater influence on certain matters voted on by Limited Partners, including removal of the General Partner and termination of the Partnership.


     Sale of Certain  Properties May Decrease Future  Revenues.  The Partnership
     ----------------------------------------------------------
and Lakeshore/University II Joint Venture ("L/U II Joint Venture") (in which the Partnership owns a 69% interest) recently closed the sales of two properties to Silver Cities Properties, Ltd. ("Silver Cities"), an affiliate of one of the Partnership's tenants. Silver Cities purchased one property owned by the
                                       10

Partnership and one property owned by the L/U II Joint Venture for an aggregate purchase price of $17,950,000 and has executed a definitive agreement to purchase a parcel of vacant land owned by the Partnership ("Phase III") for $801,000. The properties sold to Silver Cities accounted for 34% of the Partnership's revenues as of June 30, 1998. There can be no assurances that the sale of Phase III will be consummated, that the Partnership will receive its portion of the anticipated sale price of Phase III or that the Partnership's portion of the net proceeds of these sales (after repayment of outstanding indebtedness on the properties and closing costs) will be reinvested by the Partnership in other properties or investments that will generate revenues equivalent to those generated by the properties sold. If the Partnership is unable to reinvest the net proceeds of these sales in other properties or investments that generate equivalent revenues, the Partnership's future operating revenues will be materially decreased. See Section 10, "Certain Information About the Partnership".

         Partnership  Has No Current Plans to Liquidate.  The Partnership has no
         -----------------------------------------------
current plan to liquidate its assets and to distribute the proceeds to its Limited Partners nor does the Partnership contemplate resuming distributions to the Limited Partners. Therefore, Limited Partners who do not tender their Interests may not be able to realize any return on or of their investment in the foreseeable future.

         Reliance on Certain Tenants. The Partnership's  financial condition and
         ----------------------------
ability to fund future cash needs including its ability to make future cash distributions, if any, may be adversely affected by the bankruptcy, insolvency or a downturn in business of any tenant occupying a significant portion of any Partnership property or by a tenant's decision not to renew its lease. Failure to release the space vacated by significant tenants on a timely basis and on terms and conditions acceptable to the Partnership could have a material adverse effect on the Partnership's results of operation and financial condition.

         General Economic Risks Associated with Investments in Real Estate.  All
         ------------------------------------------------------------------
real property investments are subject to some degree of risk. Generally, equity investments in real estate are illiquid and, therefore, the Partnership's ability to promptly vary its portfolio in response to changing economic, financial and investment conditions is limited. Real estate investments are also subject to changes in economic conditions as well as other factors affecting real estate values, including: (i) possible federal, state or local regulations and controls affecting rents, prices of goods, fuel and energy consumption and prices, water and environmental restrictions; (ii) increased labor and material costs; and (iii) the attractiveness of the property to tenants in the neighborhood. For a detailed discussion of the risks associated with investment in real estate, refer to the "Risk Factors" set forth in the Partnership's prospectus dated August 1, 1984.

                                    THE OFFER

         Section 1. Background and Purposes of the Offer. The purpose of the Offer is to provide Limited Partners who desire to liquidate their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and pursuant to the Partnership Agreement, transfers of Interests are subject to certain restrictions, including the prior approval of the General Partner. The General Partner believes that there are certain Limited Partners who desire immediate liquidity, while other Limited Partners may not need or desire liquidity and would prefer the opportunity to retain their Interests. The General Partner believes that the Limited Partners should be entitled to make a choice between immediate liquidity and continued ownership and, thus, believes that the Offer being made hereby accommodates the differing goals of both groups of Limited Partners. Those Limited Partners who tender their Interests pursuant to the Offer are, in effect, exchanging certainty and liquidity for the potentially higher return of continued ownership of their Interests. The continued ownership of Interests, however, entails the risk of loss of all or a portion of the Limited Partner's investment. See "Risk Factors."

         Neither the Offerors nor the General Partner has any current plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership; (ii) any change in the identity of the General Partner or in the management of the Partnership, including, but not limited to, any plans or proposals to change the number or term of the General Partner(s), to fill any existing vacancy for the General Partner, or to change any material term of the management agreement between the General Partner and the Partnership; (iii) any material change in the present distribution policy, indebtedness or capitalization of the Partnership (with the exception of the Partnership's plan to declare and pay a distribution after the Effective Date to Limited Partners of approximately $35 - $50 per Interest. See Section 10 "Certain Information About the Partnership"); (iv) any other material change in the structure or business of the Partnership (with the exception of the anticipated sale of Phase
III. See Section 10 "Certain Information About the Partnership"); or (v) any change in the Partnership Agreement or other actions that may impede the acquisition of control of the Partnership by any person. The General Partner, however, may explore and pursue any of these options in the future.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Partnership of Limited Partners (including affiliates of the General Partner that own Interests) who do not tender their Interests or tender only a portion of their Interests. Limited Partners retaining their Interests may be subject to increased risks including but not limited to: (1) reduction in the Partnership's cash reserves, which may impact the Partnership's ability to fund its future cash requirements, thus having a material adverse effect on the Partnership's financial condition; and
(2) increased voting control by the affiliates of the General Partner (including the Affiliate) and members of the affiliates. See "Risk Factors." Interests that are tendered to the Partnership in connection with this Offer will be retired, although the Partnership may issue new interests from time to time in compliance with the federal and state securities laws or any exemptions therefrom. Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The General Partner intends to consider the desirability of the Partnership making future tender offers to purchase interests following completion of the Offer, but is not required to make any future offers. Although the Partnership and its affiliates have from time to time purchased interests, this is the first tender offer made by the Partnership or the Affiliate for interests. See Section 2, "Offer to Purchase and Purchase Price; Expiration Date; Determination of Purchase Price."

         Section 2. Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price.

         Offer to Purchase and Purchase Price. The Offerors will, upon the terms
         -------------------------------------
and subject to the conditions of the Offer, described below, purchase in the aggregate up to 1,200 Interests that are properly tendered by, and not withdrawn prior to, the Expiration Date at a price equal to $205 per Interest; provided however, that no tender will be accepted from a Limited Partner if, as a result of the tender, the Limited Partner would continue to be a Limited Partner and would hold fewer than five (5) Interests. The Partnership will purchase the first 600 Interests which are tendered and received by the Partnership by, and not withdrawn prior to, the Expiration Date. If more than 600 Interests are tendered and received by the Partnership as a result of this Offer, the Affiliate will purchase up to an additional 600 Interests which are tendered by, and not withdrawn prior to, the Expiration Date.

         If, on the Expiration Date, the Offerors determine that more than 1,200 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Exchange Act, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         Proration.  If the Offer is oversubscribed  and the Offerors do not act
         ----------
in accordance with (i) or (ii), above, or if the Offerors act in accordance with
(i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis. In the event of Proration, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Any fractional interests resulting from this calculation will be rounded down to the nearest whole number. Fractions of Interests will not be purchased. The Partnership will notify, in writing, all Limited Partners from whom the Offerors will purchase fewer than the number of Interests tendered by the Limited Partner. For any Interest tendered but not purchased by the Offerors, a book entry will be made on the Partnership's books to reflect the Limited Partner's ownership of the Interests not purchased. The Partnership will not issue a new Certificate of Ownership for Interests not purchased by the Offerors, except upon written request of the Limited Partner.

         THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM AMOUNT OF INTERESTS BEING TENDERED; PROVIDED, HOWEVER, NO TENDER WILL BE ACCEPTED FROM A LIMITED PARTNER IF, AS A RESULT OF THE TENDER, THE LIMITED PARTNER WOULD CONTINUE TO BE A LIMITED PARTNER AND WOULD HOLD FEWER THAN FIVE (5) INTERESTS.


         Expiration  Date.  The term  "Expiration  Date" means  12:00  Midnight,
         -----------------
Eastern Standard Time, on Friday, February 5, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors, expires. The Partnership may extend the Offer, in its sole discretion, by providing the Limited Partners with written notice of the extension; provided however, that if the Offer is oversubscribed, the Partnership or the Affiliate may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension. For a description of how the Offer may be extended or terminated, see Section 13, "Extensions of Tender Period; Terminations; Amendments."


         Determination  of Purchase  Price.  The Purchase  Price  represents the
         ----------------------------------
price at which the Offerors are willing to purchase Interests. No Limited Partner approval is required or was sought regarding the determination of the Purchase Price. No special committee of the Partnership, the Affiliate or the Limited Partners has approved this Offer and no special committee or independent person has been retained to act on behalf of the Partnership or the Affiliate. Neither the Offerors nor the General Partner has obtained an opinion from an independent third party regarding the fairness of the Purchase Price.

         The Purchase Price offered by the Offerors was determined by the Partnership in its sole discretion based on: (i) the value of recent sales of Interests by Limited Partners to third parties in secondary market transactions;
(ii) the value of recent repurchases of interests by the Partnership; (iii) the value of recent purchases of Interests by Ocean Ridge; and (iv) the value of a recent tender offer by a third-party offeror that is not affiliated with the Partnership, General Partner, the Affiliate or any of the Partners, members, affiliates or associates of the Partnership, the General Partner or the Affiliate. The General Partner is aware of certain sales of Interests made at prices ranging from $165.59 to $183.99 per Interest (these prices include commissions and other mark-ups) by certain Limited Partners to third parties during the period from January 1, 1997 to April 30, 1998. The Partnership has repurchased interests, and Ocean Ridge has purchased Interests, in secondary market transactions at prices ranging from $112 to $160 per Interest during the period from March 1, 1995 to September 30, 1998. The information regarding transactions between Limited Partners and third parties is based on the General Partner's knowledge and may not reflect all transactions that have taken place during the time periods set forth above. As of June 30, 1998 and December 31, 1997, the book value of each Interest was approximately $184.97 and $185.04, respectively.

         In determining the Purchase Price, the Partnership did not consider the liquidation value per Interest or the book value per Interest and did not appraise the value of its assets.

         Section 3. Procedure for Tendering Interests. Limited Partners that wish to tender Interests pursuant to this Offer must submit a properly completed and duly executed Letter of Transmittal and Substitute Form W-9, together with the Certificate(s) of Ownership for the Interests being tendered or if the Certificate(s) of Ownership for the Interests is (are) lost, stolen, misplaced or destroyed, the Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership executed by the Limited Partner attesting to such fact (the "Affidavit"), and any other required documents to NTS Investor Services c/o Gemisys at the address listed in Section 15, "Address; Miscellaneous." THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9, AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS BEING TENDERED (OR AFFIDAVIT, IF APPLICABLE) AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE PARTNERSHIP ON OR BEFORE THE EXPIRATION DATE. NEITHER THE PARTNERSHIP NOR THE AFFILIATE WILL ACCEPT INTERESTS RECEIVED BY THE PARTNERSHIP AFTER THE EXPIRATION DATE.

         Method of Delivery.  LIMITED  PARTNERS  ASSUME ANY RISK ASSOCIATED WITH
         -------------------
THE METHOD FOR DELIVERING THE LETTER OF TRANSMITTAL, SUBSTITUTE FORM W-9 AND CERTIFICATE(S) OF OWNERSHIP FOR THE INTERESTS (OR THE AFFIDAVIT). THE PARTNERSHIP RECOMMENDS THAT LIMITED PARTNERS SUBMIT ALL DOCUMENTS VIA REGISTERED MAIL RETURN RECEIPT REQUESTED AND PROPERLY INSURED OR BY AN OVERNIGHT COURIER SERVICE. LIMITED PARTNERS MAY CONFIRM RECEIPT OF A LETTER OF TRANSMITTAL BY CONTACTING NTS INVESTOR SERVICES C/O GEMISYS AT THE ADDRESS AND TELEPHONE NUMBER LISTED IN SECTION 15, "ADDRESS; MISCELLANEOUS."

         Determination of Validity. All questions regarding the validity,  form,
         --------------------------
eligibility (including time of receipt) and acceptance for payment of any Interests will be determined by the Partnership, in its sole discretion. Notwithstanding the foregoing, if the Offer is oversubscribed, the Partnership and the Affiliate may each decide to purchase Interests in excess of the initial 1,200 Interests. In that case, all questions regarding the validity, form or eligibility (including time of receipt) and acceptance for payment of any additional Interests purchased by either the Partnership or the Affiliate will be determined by each respective party in its sole discretion. Each determination, whether made by the Partnership or the Affiliate, will be final and binding. The Partnership or the Affiliate, if applicable, has the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender, or in the related transmittal documents. Unless waived, any defects or irregularities must be cured within the time period established by the Partnership or the Affiliate. In any event, tenders will not be deemed to have been made until all defects or irregularities have been cured or waived. The Offerors are neither under any duty nor will they incur any liability for failure to notify any tendering Limited Partner of any defects, irregularities or rejections contained in the tenders.

         Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14e-4 promulgated thereunder require that a person tendering Interests on his, her or its behalf, must own the Interests tendered. Section 10(b) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

         The tender of Interests pursuant to any of the procedures described herein constitutes acceptance by the tendering Limited Partner of the terms and conditions of the Offer, including a representation and warranty that (i) the tendering Limited Partner owns the Interests being tendered within the meaning of Rule 14e-4; and (ii) the tender complies with Rule 14e-4.

         Section 4. Withdrawal Rights. Any Limited Partner tendering Interests pursuant to this Offer may withdraw the tender at any time prior to the Expiration Date. For a withdrawal to be effective, it must be in writing and received by NTS Investor Services c/o Gemisys via mail or facsimile at the address or facsimile number set forth in the Section 15, "Address; Miscellaneous" on or before the Expiration Date. Any notice of withdrawal must specify the name of the person withdrawing the tender and the amount of Interests previously tendered that are being withdrawn.

         All questions as to form and validity of the notice of withdrawal will be determined by the Partnership, in its sole discretion. If the Offer is oversubscribed, all questions as to form and validity of the notice of withdrawal will be determined by the Partnership or the Affiliate, each in its sole discretion, for any Interests purchased by the Partnership or the Affiliate, as the case may be, in excess of the initial 1,200 Interests. All determinations made by the Partnership or the Affiliate will be final and binding. Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be retendered by following the procedures set forth in Section 3, "Procedure for Tendering of Interests" prior to the Expiration Date. Tenders made pursuant to the Offer which are not otherwise withdrawn in accordance with this Section 4, "Withdrawal Rights," will be irrevocable.

         Section 5. Purchase of Interests; Payment of Purchase Price. Upon the terms and subject to the conditions of the Offer, the Offerors will pay $205 per Interest to each Limited Partner properly tendering its Interests. The Purchase Price will be paid in the form of a check from the purchasing Offeror to each Limited Partner. All monies due to each Limited Partner will be delivered to the Limited Partner by first class U.S. Mail deposited in the mailbox within five
(5) business days after the Expiration Date. Under no circumstances will interest be paid on the Purchase Price to be paid by the Offerors for Interests tendered, regardless of any extension of the Offer or any delay in making payment. In the event of Proration as set forth in Section 2, "Offer to Purchase and Purchase Price; Proration; Expiration Date; Determination of Purchase Price," the Offerors may not be able to determine the proration factor and pay for those Interests that have been accepted for payment, and for which payment is otherwise due, until approximately five (5) business days after the Expiration Date.

         Interests will be deemed purchased at the time of acceptance by the Offerors but in no event earlier than the Expiration Date. Interests purchased by the Partnership will be retired, although the Partnership may issue new interests from time to time in compliance with the registration requirements of federal and state securities laws or exemptions therefrom.

         Interests purchased by the Affiliate will be held by the Affiliate. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         Section 6. Certain Conditions of the Offer. Notwithstanding any other provision of this Offer, the Offerors will not be required to purchase or pay for any Interests tendered and may terminate the Offer as provided in Section 13, "Extensions of Tender Period; Terminations; Amendments" or may postpone the purchase of, or payment for, Interests tendered if any of the following events occur prior to the Expiration Date:

                  (a) there is a reasonable likelihood that consummation of the Offer would result in the termination of the Partnership (as a partnership) under Section 708 of the Code;

                  (b) there is a reasonable likelihood that consummation of the Offer would result in termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code;

                  (c) as a result of the Offer, there would be fewer than three hundred (300) holders of record, pursuant to Rule 13e-3 promulgated under the Exchange Act;


                  (d) there shall have been instituted or threatened or shall be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, which: (i) challenges the making of the Offer or the acquisition by the Partnership or the Affiliate of Interests pursuant to the Offer or otherwise directly or indirectly relates to the Offer; or (ii) in the Partnership's reasonable judgment (determined within five (5) business days prior to the Expiration Date), could materially affect the business, condition (financial or other), income, operations or prospects of the Partnership, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or materially impair the Offer's contemplated benefits to the Partnership;

                  (e) there shall have been any action threatened or taken, or approval withheld, or any statute, rule or regulation proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Partnership or the Affiliate, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the Offerors' reasonable judgment, would or might directly or indirectly:

                           (i) delay or restrict the ability of the  Partnership
                  or the Affiliate, or render the Partnership or the Affiliate unable, to accept for payment or pay for some or all of the Interests;

                           (ii) materially affect the business, condition (financial or other), income, operations, or prospects of the Partnership or the Affiliate, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Partnership or the Affiliate;

                  (f)      there shall have occurred:

                           (i) the declaration of any banking moratorium or suspension of payment in respect of banks in the United States;

                           (ii) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

                           (iii) the  commencement of war, armed  hostilities or
                  any  other  national  or  international   crises  directly  or
                  indirectly involving the United States;


                           (iv) any limitation (whether or not mandatory) by any
                  governmental, regulatory or administrative agency or authority on, or any event which, in the Offerors' reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States;

                           (v)  (A) any  significant  change,  in the  Offerors'
                  reasonable judgment, in the general level of market prices of equity securities or securities convertible into or exchangeable for equity securities in the United States or abroad or (B) any change in the general political, market, economic, or financial conditions in the United States or abroad that (1) could have a material adverse effect on the business condition (financial or other), income, operations or prospects of the Partnership, or (2) in the reasonable judgment of the Offerors, makes it inadvisable to proceed with the Offer; or

                           (vi) in the  case of the  foregoing  existing  at the
                  time of the commencement of the Offer, in the Offerors' reasonable judgment, a material acceleration or worsening thereof;

                  (g) any change shall occur or be threatened in the business, condition (financial or otherwise), or operations of the Partnership, that, in the Partnership's reasonable judgment, is or may be material to the Partnership;

                  (h) a tender or exchange offer for any or all of the Interests of the Partnership, or any merger, business combination or other similar transaction with or involving the Partnership, shall have been proposed, announced or made by any person;

                  (i) (i) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person (other than entities, groups or persons, if any, who have filed with the Commission on or before October 13, 1998 a Schedule 13G or a Schedule 13D with respect to any of the Interests) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Interests; or (ii) such entity, group, or person that has publicly disclosed any such beneficial ownership of more than 5% of the Interests prior to such date shall have acquired, or proposed to acquire, beneficial ownership of additional Interests constituting more than 2% of the outstanding Interests or shall have been granted any option or right to acquire beneficial ownership of more than 2% of the outstanding Interests; or
         (iii) any person or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Partnership or its assets; or

                  (j) the General Partner determines that it is not in best interest of the Partnership to purchase Interests pursuant to the Offer;


which, in the reasonable judgment of the Offerors, in any such case and regardless of the circumstances (including any action of the Partnership or the Affiliate) giving rise to such event, makes it inadvisable to proceed with the Offer or with such purchase or payment. The foregoing conditions are for the sole benefit of the Partnership and the Affiliate and may be asserted by the Partnership or the Affiliate on their respective behalf regardless of the circumstances giving rise to any such condition (including any action or inaction by the Partnership or the Affiliate) or may be waived by the Partnership or the Affiliate in whole or in part. The Offerors' failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Partnership or the Affiliate concerning the events described in this Section 6, "Certain Conditions of the Offer" shall be final and binding on all parties. As of the date hereof, the Offerors believe that neither paragraph (a) nor paragraph (b) of this Section 6, "Certain Conditions of the Offer" will prohibit the consummation of the Offer.


         Section 7. Cash Distribution Policy. The Partnership commenced operations in August, 1984 and anticipated providing Limited Partners with 8% non-cumulative distributions. Distributions were suspended effective March 31, 1994. Although the Partnership is not obligated to make future cash distributions, it may do so in the future. Limited Partners that tender the Interests pursuant to the Offer will not be entitled to receive any cash distributions made, if any, after the Expiration Date, on any Interests which are tendered and accepted by the Offerors. The Partnership plans to declare and pay a distribution after the Expiration Date to all Limited Partners of approximately $35 - $50 per Interest. There can be no assurance, however, that the Partnership will make this planned distribution or any other distributions in the future to Limited Partners who continue to own Interests following completion of the Offer. See Section 10, "Certain Information About the Partnership."

         Section 8. Effects of the Offer. In addition to the effects of the Offer on tendering and non-tendering Limited Partners and upon the General Partner as set forth in the "Risk Factors" of this Offer to Purchase, the Offer will affect the Partnership in several other respects:

         The Partnership will use some or all of its existing cash reserves to purchase Interests. The use of the Partnership's cash reserve will have the effect of: (i) reducing the cash available to fund future needs and contingencies and (ii) reducing or eliminating the Partnership's present interest income earned on such cash reserves. Financial statements giving pro forma effect of the Offer, assuming the purchase by the Partnership of 600 Interests at $205 per Interest, are attached hereto as Appendix A.

         Upon completion of the Offer, the Offerors may consider purchasing any interests not purchased in the Offer. Any such purchases may be on the same terms as the terms of this Offer or on terms which are more favorable or less favorable to Limited Partners than the terms of this Offer. Rule 13e-4 promulgated under the Exchange Act prohibits the Offerors from purchasing any Interests, other than pursuant to the Offer, until at least ten (10) business days after the Expiration Date. Any possible future purchases by the Partnership will depend on many factors, including but not limited to, the market price of Interests, the results of the Offer, the Partnership's business and financial position and general economic market conditions.

         Section 9. Source and Amount of Funds. The total amount of funds required to complete this Offer is approximately $288,000 (including $246,000 to purchase 1,200 Interests plus approximately $42,000 for expenses related to administering the Offer). The Partnership expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $123,000 to purchase 600 Interests and approximately $21,000 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from its cash reserves. As of December 31, 1997 and June 30, 1998 the Partnership had unrestricted cash and cash equivalents equal to $473,362 and $706,248, respectively. If the Offer is oversubscribed and the Partnership, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Partnership will fund these additional purchases and expenses, if any, from its cash reserves.

         The Affiliate expects to fund monies required to complete its purchases and to pay its portion of expenses (approximately $123,000 to purchase 600 Interests and approximately $21,000 for its proportionate share of expenses related to administering the Offer; the expenses of the Offer will be apportioned between the Offerors based on the number of Interests purchased by each Offeror) from cash contributions to be made to the Affiliate by its members. If the Offer is oversubscribed and the Affiliate, in its sole discretion, decides to purchase Interests in excess of 600 Interests, the Affiliate will fund these additional purchases and expenses, if any, from these cash contributions.

         Section 10.       Certain Information About the Partnership

         Certain  Information About the Partnership.  The Partnership was formed
         -------------------------------------------
in April, 1984 under the laws of the State of Maryland. The general partner is NTS-Properties Associates V, a Kentucky limited partnership. Except as otherwise provided in the Partnership Agreement, NTS-Properties Associates V owns a one percent (1%) interest in the Partnership and the limited partners own, in the aggregate, a ninety-nine percent (99%) interest in the Partnership.

The Partnership owns the following properties:

         o Commonwealth Business Center Phase II, a business center with approximately 61,000 net rentable ground floor square feet and approximately 9,000 net rentable mezzanine square feet located in Louisville, Kentucky, constructed by the Partnership. The occupancy level at Commonwealth Business Center II at June 30, 1998 was 77%.

         o Approximately 6.21 acres of land, adjacent to the University Place development ("Phase III"), in Orlando, Florida, which is zoned for commercial development. Phase III is currently under contract to be sold.

The Partnership recently sold the following property:

         o University Business Center Phase I ("University I"), a business center with approximately 82,000 net rentable first floor (office and service) and second floor (office) square feet and approximately 16,000 net rentable mezzanine square feet located in Orlando, Florida, constructed by the Partnership. The occupancy level at University I at June 30, 1998 was 100%.

The Partnership owns interests in the following joint ventures:

         o The Willows of Plainview Phase II, a 144-unit luxury apartment complex located in Louisville, Kentucky, constructed by the joint venture between the Partnership and NTS-Properties IV, an affiliate of the General Partner. The Partnership's percentage interest in the joint venture was 90% at December 31, 1997. The occupancy level at the apartment complex at June 30, 1998 was 83%.

         o Lakeshore/University II Joint Venture ("L/U II Joint Venture"), which was formed on January 23, 1995 among the Partnership and NTS-Properties IV, NTS-Properties Plus Ltd. and NTS/Fort Lauderdale, Ltd., affiliates of the General Partner. The Partnership's percentage ownership interest in the joint venture was 69% at June 30, 1998. A description of the properties owned by the L/U II Joint Venture appears below:

                  --       Lakeshore Business Center Phase I - a business center
                           ---------------------------------
                           with approximately 103,000 net rentable square feet located in Fort Lauderdale Florida, acquired complete by the joint venture. The Partnership's percentage interest in the joint venture was 90% at June 30, 1998. The occupancy level at Lakeshore Business Center Phase I at June 30, 1998 was 94%.

                  --       Lakeshore  Business  Center  Phase  II  - a  business
                           --------------------------------------
                           center with approximately 97,000 net rentable square feet located in Fort Lauderdale Florida, acquired complete by the joint venture. The occupancy level at Lakeshore Business Center Phase II at June 30, 1998 was 92%.

                  --       Outparcel Building Sites - approximately 6.2 acres of
                           ------------------------
                           undeveloped land adjacent to the Lakeshore Business Center development which is zoned for commercial development.

The L/U II Joint Venture recently sold the following property:

         o University Business Center Phase II ("University II"), a business center with approximately 78,000 net rentable first floor (office and service) and second floor (office) square feet and approximately 10,000 net rentable mezzanine square feet located in Orlando, Florida, acquired complete by the joint venture. The occupancy level at University II at June 30, 1998 was 90%.

         The Partnership has a fee title interest in each of the properties that it owns. The joint venture in which the Partnership is a partner has a fee title interest in each of the properties that it owns. In the opinion of the Partnership's management, the properties are adequately covered by insurance.

         On October 6, 1998, the Partnership and the L/U II Joint Venture sold to Silver Cities Properties, Ltd. ("Silver Cities"), an affiliate of Full Sail Recorders, Inc., a tenant of the Partnership ("Full Sail"), University I and University II, for an aggregate purchase price of $17,950,000. Prior to the sale, University I was owned by the Partnership and University II was owned by the L/U II Joint Venture. In addition, pursuant to a definitive agreement executed as of September 8, 1998, the Partnership has agreed to sell to Silver Cities Phase III (which is adjacent to the University Business Center development) for a purchase price of $801,000. The sale of Phase III is expected to close in the first quarter of 2000, although this closing may occur earlier at Silver Cities' option. As of June 30, 1998, the carrying value of University I, University II and Phase III was approximately $13,500,000. The Partnership estimates that the sales of University I and University II will create recognizable taxable capital gain and ordinary income to the Partnership for 1998. The recognizable capital gain taxable to Limited Partners as a result of the sales of University I and University II is preliminarily estimated to be $148.75 per Interest; recognizable ordinary income taxable to Limited Partners as a result of the sales of University I and University II is preliminarily estimated to be $34.33 per Interest. These preliminary estimates are subject to change.

         Simultaneous to the closing of University I and University II, the Partnership and the L/U II Joint Venture paid in full outstanding debt (including interest and pre-payment penalties) on these properties in the aggregate amount of approximately $10,468,000. The Partnership also used some of the proceeds of the sale of University I to pay in full the outstanding debt (including interest) on the Partnership's Commonwealth Business Center Phase III (approximately $1,447,000). There can be no assurance as to when or if the sale of Phase III will be consummated. The Partnership preliminarily estimates that the sale of Phase III will create a recognizable capital loss for the Partnership. The a recognizable capital loss for Limited Partners at the time that Phase III is sold, if it is sold, is preliminarily estimated to be $34.87. Limited Partners who tender and sell Interests pursuant to this Offer will not recognize this anticipated loss if the sale of Phase III is consummated after the Expiration Date.

         Full Sail previously occupied 28% and 83% of the net rentable area of University I and II, respectively. As of June 30, 1998, these properties contributed approximately 34% of the Partnership's operating revenues. The Partnership will consider all available financial alternatives for use of the proceeds of the sale of University I and University II, including, but not limited to, repayment of portions of the Partnership's debt, development of the Partnership's other properties and/or payment of a distribution to Limited Partners. The Partnership has not made any final decisions regarding the use of the net proceeds of the sales of University I and University II (after repayment of outstanding debt and closing costs) nor has it determined the impact on the Partnership's future results of operations or financial position. However, as of the date of this Offer, the Partnership intends to use some or all of the proceeds to: (i) begin development of the Partnership's Lakeshore Business Center Phase III; and (ii) declare and pay a distribution after the Expiration Date of approximately $35 - $50 per Interest to Limited Partners. Limited Partners who tender their Interests will not receive this distribution if it is declared and paid after the Expiration Date. See Section 11, "Certain Federal Income Tax Consequences."

         The properties owned by the Lakeshore/University II Joint Venture, a joint venture between the Partnership, NTS-Properties IV, NTS-Properties Plus Ltd. and NTS/Fort Lauderdale, Ltd., are encumbered by mortgages payable to an insurance company as follows:

                  Loan Balance
                  at 06/30/98:              Encumbered Property:
                  ------------              --------------------

                  $ 5,437,925               Lakeshore Business Center Phase II
                  $ 5,054,336               Lakeshore Business Center Phase I

         The Partnership's current plans for renovations and other major capital expenditures include tenant finish improvements at the Partnership's commercial property as required by lease negotiations. Changes to current tenant finish improvements are a typical part of any lease negotiation. Improvements generally include a revision to the current floor plan to accommodate a tenant's needs, new carpeting and paint and/or wallcovering. The extent and cost of the improvements are determined by the size of the space being leased and whether the improvements are for a new tenant or incurred because of a lease renewal. The tenant finish improvements will be funded by cash flow from operations and, if needed, cash reserves.

         Section 11.       Certain Federal Income Tax Consequences.

         Certain Federal Income Tax  Consequences of the Offer. The following is
         ------------------------------------------------------
a general summary under currently applicable law of certain federal income tax considerations generally applicable to the sale of Interests pursuant to the Offer. The following summary is for general information only, and the tax treatment described herein may vary depending upon each Limited Partner's particular situation. Certain Limited Partners (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions or broker/dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. In addition, the summary does not address the federal income tax consequences to all categories of Interest holders, nor does it address the federal income tax consequences to persons who do not hold the Interests as "capital assets," as defined by the Internal Revenue Code of 1986, as amended (the "Code"). No ruling from the Internal Revenue Service ("IRS") will be sought with respect to the federal income tax consequences discussed herein; thus, there can be no assurance that the IRS will agree with the conclusions stated herein. Limited Partners are urged to consult their own tax advisors as to the particular tax consequences of a tender of their Interests pursuant to the Offer, including the applicability and effect of any state, local, foreign or other tax laws, any recent changes in applicable tax laws and any proposed legislation. The following information is intended as a general statement of certain tax considerations, and Limited Partners should not construe this as legal or tax advice.

         Sale of  Interests  Pursuant  to the  Offer.  The  receipt  of cash for
         --------------------------------------------
Interests pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. The purchase of Interests pursuant to the Offer will be deemed a sale of the Interests by the tendering Limited Partner. The payment for a Limited Partner's Interests may be in complete liquidation of that portion of the Limited Partner's ownership in the Partnership represented by the purchased Interests. The recipient of such payments is taxable to the extent of any gain or loss recognized in connection with such sale. In general, and subject to the recapture rules of the Code Section 751 discussed below, a holder will recognize capital gain or loss at the time his or her Interests are purchased by the Partnership to the extent that the money distributed to him or her exceeds his or her adjusted basis in the purchased Interests. Upon a sale of an Interest pursuant to the Offer, a Limited Partner will be deemed to have received money in the form of any cash payments to him or her and to the extent he or she is relieved from his or her proportionate share of liabilities, if any, to which the Partnership's assets are subject. A Limited Partner will thus be required to recognize gain upon the sale of his or her Interests if the amount of cash he or she received, plus the amount he or she is deemed to have received as a result of being relieved of his or her proportionate share of Partnership nonrecourse liabilities (if any), exceeds the adjusted basis of the Limited Partner in the purchased Interests. The income taxes payable upon the sale must be determined by each Limited Partner on the basis of his or her own financial interests.

         The adjusted basis of a Limited Partner's Interests is calculated by taking his or her initial basis and making certain additions and subtractions thereto. A Limited Partner's initial basis is the amount paid for an Interest ($1,000 per Interest for those who purchased in the initial offering), increased by a Limited Partner's proportionate share of nonrecourse liabilities, if any, to which the Partnership's assets are subject and by the share of Partnership taxable income, capital gains and other income items allocated to the Interest. There was nonrecourse debt attributed to the Interests in the approximate amount of $21,268,566 as of June 30, 1998 (this amount was subsequently decreased by approximately $9,493,817 as a result of repayments of debt in connection with the sales of University I and University II). Basis is reduced by cash distributions and by the share of Partnership losses allocated to the Interest.

         A selling Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for 1998 with respect to the Interests sold in accordance with the provisions of the Partnership Agreement concerning transfers of Interests. Such allocation will affect the Limited Partner's adjusted tax basis in his or her Interests and, therefore, the amount of the Limited Partner's taxable gain or loss upon a sale of Interests pursuant to this Offer. For individuals, trusts and estates the income allocated will be treated as ordinary income which could be taxed at a rate as high as 39.6% for federal income tax purposes, while the corresponding reduction in taxable gain upon the sale of the Interests will result in tax savings of no more than 28% of the reduction in taxable gain. The Partnership's net income for the six-month period ended June 30, 1998 was $129,311.

         In determining the tax consequences of accepting the Offer, the Partnership's payments for Interests will be deemed to be equal to the $205 cash payment per Interest plus a pro rata share of the Partnership's nonrecourse debt (together, the "Selling Price"). The taxable gain (or loss) to be incurred as a consequence of accepting the Offer is determined by subtracting the Selling Price from the adjusted basis of the purchased Interest.

         Each Limited Partner must determine his or her own adjusted tax basis because it will vary depending upon when the Limited Partner purchased the Interests and the amount of distributions received for each Interest, which varies depending upon the date on which the Limited Partner was admitted to the Partnership.

         A taxable gain, if any, on the disposition of Interests must be allocated between ordinary income and long term capital gain. Long term capital gain or loss will be realized on such sale by a Limited Partner if: (1) he or she is not a "dealer" in securities; (2) he or she has held the Interests for longer than twelve (12) months; and (3) the Partnership has no Section 751 assets. To the extent that a portion of the gain realized on the sale of an Interest is attributable to Section 751 assets (i.e., "unrealized receivables" and "inventory items of the Partnership which have appreciated substantially in value") a Limited Partner will recognize ordinary income, and not a capital gain, upon the sale of the Interest. For purposes of Code Section 751, certain depreciation deductions claimed by the Partnership (recapturable cost recovery allowance) are treated as if they were an "unrealized receivable." Thus, gain, if any, recognized by a Limited Partner who sells an Interest will be ordinary income in an amount not to exceed his or her share of the Partnership's recapturable cost recovery allowance. Furthermore, if the Partnership were deemed to be a "dealer" in real estate for federal income tax purposes, the property held by the Partnership might be treated as "inventory items of the Partnership which have appreciated substantially in value" for purposes of Code Section 751 and a Limited Partner tendering his or her Interest would recognize ordinary income, in an amount equal to his or her share of the appreciation in value of the Partnership's real estate inventory. The General Partner does not believe it has operated the Partnership's business in a manner as to make the Partnership a "dealer" for tax purposes.

         For taxable Limited Partners the amount of recapturable cost recovery allowance per Interest purchased by a Limited Partner in the original offering is estimated to be $218.50 as of June 30, 1998, subject to further adjustment for tax exempt use property rules. Therefore, a maximum of $218.50 of the taxable gain per Interest will be considered to be ordinary income with the balance of the taxable gain considered to be capital gain for federal income tax purposes for the Limited Partners who hold their Interests as capital assets. Ordinary income recognized in 1998 is taxed at a stated maximum rate of 39.6% for federal income tax purposes. Net capital gains are taxed for federal income tax purposes at a stated maximum rate of 20% for Interests held at least twelve
(12) months. The tax rates may actually be somewhat higher, depending on the taxpayer's personal exemptions and amount of adjusted gross income. A taxable loss, if any, on the disposition of Interests will be recognized as a capital loss for federal income tax purposes for Limited Partners who hold their Interests as capital assets.

         The Partnership estimates that the sales of University I and University II will create recognizable taxable capital gain and ordinary income to the Partnership for 1998. The recognizable capital gain taxable to Limited Partners as a result of the sales of University I and University III is preliminarily estimated to be $148.75 per Interest; recognizable ordinary income taxable to Limited Partners as a result of the sales of University I and University II is preliminarily estimated to be $34.33 per Interest. These preliminary estimates are subject to change. There can be no assurance as to when or if the sale of Phase III will be consummated. The Partnership preliminarily estimates that the sale of Phase III will create a recognizable capital loss for the Partnership. The recognizable capital loss for Limited Partners at the time that Phase III is sold, if it is sold, is preliminarily estimated to be $34.87. Limited Partners who tender and sell Interests pursuant to this Offer will not recognize this anticipated loss if the sale of Phase III is consummated after the Expiration Date.

         Tax exempt Limited Partners subject to unrelated business taxable income (UBTI) should consult their tax advisor to determine what amount, if any, of the above recapturable cost recovery allowance should be reported as UBTI.

         Foreign Limited Partners. Gain realized by a foreign Limited Partner on
         -------------------------
a sale of Interests pursuant to this Offer will be subject to federal income tax. Under Code Section 1445 and related regulations, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Partnership or the Affiliate, as the case may be, will withhold 10% of the amount realized by a tendering foreign Limited Partner. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability, and if in excess thereof, a refund could be obtained from the IRS by filing a U.S. income tax return.

         To prevent back-up federal income tax withholding equal to 31% of the payments made pursuant to the Offer, each Limited Partner (except a foreign Limited Partner) who does not otherwise establish an exemption from such withholding must notify the Partnership of the Limited Partner's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing a Substitute Form W-9 to the Partnership. (For each Limited Partner's convenience, a Substitute Form W-9 is enclosed herein). Certain Limited Partners, including corporations, are not subject to the withholding and reporting requirements. Foreign Limited Partners are subject to other requirements.

         Retirement Plan Investors.  Qualified pension, profit sharing and stock
         --------------------------
bonus plans and IRA's (collectively "Qualified Plans") are generally exempt from taxation except to the extent that their UBTI, determined in accordance with Code Sections 511-514, exceeds $1,000 in any taxable year. Code Section 512(b)(5) provides generally that UBTI does not include gains or losses from the disposition of property other than inventory or property held primarily for sale to customers in the ordinary course of business. However, Treasury Regulation 1.1245-6(b) provides that Code Section 1245 overrides the nonrecognition provisions of subtitle A of the Code, including Code Section 512(b)(5), if applicable; furthermore Code Section 12(b)(4) provides that notwithstanding Code
Section 512(b)(5), a portion of the gain from the sale of "debt-financed property" (as defined in Section 514) may be treated as UBTI. Because a portion of the Partnership's assets are "debt financed," a portion of the gain, if any, recognized by a Qualified Plan on the sale of an interest may be UBTI. If a Qualified Plan is not a "dealer" in securities, the remaining portion of any gain from the sale of Interests will not be UBTI unless the Partnership is deemed to be a "dealer" in real estate. The General Partner does not believe the Partnership's business has been operated in such a manner as to make it a dealer, but there is no assurance that the IRS may not contend that the Partnership is a dealer. If the Partnership obtains financing to purchase Interests, the IRS may contend that each nonredeeming Limited Partner has acquired an interest in debt-financed property, in addition to the current debt-financed property of the Partnership. See Section 9, "Source and Amount of Funds."


         Section 12. Transactions and Arrangements Concerning Interests. Based upon the Partnership's and Affiliate's records and information provided to the Partnership by the General Partner and affiliates of the General Partner, neither the Partnership, General Partner, the Affiliate nor, to the best of the Partnership's knowledge, any controlling person of the Partnership, the General Partner, or the Affiliate, has effected any transactions in the Interests during the forty (40) business days prior to the date hereof.

         Section 13. Extensions of Tender Period; Terminations; Amendments. The Partnership has, or, if the Offer is oversubscribed, each Offeror has, the right at any time and from time to time, to extend the period of time during which the Offer is open by giving written notice of the extension to each Limited Partner. If there is any extension, all Interests previously tendered and not purchased or withdrawn will remain subject to the Offer and may be purchased by the Offerors, except to the extent that such Interests may be withdrawn as set forth in
Section 4, "Withdrawal Rights."

         If the Offer is oversubscribed, each Offeror has the right to purchase additional Interests. If either Offeror decides, in its sole discretion, to increase the amount of Interests being sought and, at the time that the notice of such increase is first published, sent or given to holders of Interests, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten (10) business days.

         For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern Standard Time. The Offerors have the right:
(i) to terminate the Offer and not to purchase or pay for any Interests not previously purchased or paid for upon the occurrence of any of the conditions specified in Section 6, "Certain Conditions of the Offer," by giving written notice of such termination to the Limited Partners and making a public announcement thereof; or (ii) at any time and from time to time, to amend the Offer in any respect. All extensions, delays in payment or amendments will be followed by public announcements thereof, such announcements in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Offerors may choose to make any public announcement, except as provided by applicable law (including Rule 13e- 4(e)(2) under the Exchange Act), the Offerors have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service.

         Section 14. Fees and Expenses. The Offerors will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Interests pursuant to the Offer. The Offerors will reimburse brokers, dealers, commercial banks and trust companies for customary handling and mailing expenses incurred in forwarding the Offer to their customers.

         Section 15.       Address; Miscellaneous.

         Address.  All executed copies of the Letter of Transmittal,  Substitute
         --------
Form W-9 and the Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) must be sent via mail or overnight courier service to the address set forth below. Manually signed facsimile copies of the Letter of Transmittal will not be accepted. The Letter of Transmittal, Substitute Form W-9 and Certificate(s) of Ownership for the Interests being tendered (or the Affidavit) should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, commercial bank, trust company or other nominee as follows:

By Mail, Hand Delivery or Overnight Mail/Express:
NTS Investor Services
c/o Gemisys
7103 S. Revere Parkway
Englewood, CO 80112

         Any questions, requests for assistance, or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or any other documents relating to this Offer also may be directed to NTS Investor Services c/o Gemisys at the above-listed address or at: (800)387-7454 or by facsimile at:
(303) 705- 6151.

         Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Limited Partners in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. Neither Offeror is aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. The Offerors reserve the right to exclude Limited Partners in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Offerors believe such exclusion is permissible under applicable laws and regulations, provided the Offerors make a good faith effort to comply with any state law deemed applicable to the Offer.

         The Offerors have filed an Issuer Tender Offer Statement on Schedule 13E-4 with the Securities and Exchange Commission ("Commission") which includes certain information relating to the Offer summarized herein. A copy of this statement may be obtained from the Partnership by contacting NTS Investor Services c/o Gemisys at the address and phone number set forth in this Section 15, "Address; Miscellaneous" or from the public reference office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports electronically filed by the Partnership with the Commission.

                                NTS-Properties V






January 25, 1999

                             Supplement No. 1 to the
                                Offer to Purchase


                  The Partnership's Financial Statements Giving
                          Pro Forma Effect of the Offer



         The following unaudited pro forma balance sheet and income statement of the Partnership are presented to give effect of the Offer as if it was fully subscribed and completed before September 30, 1998 and December 31, 1997 and to give effect to the sale of University Business Center Phase I and II (the "University Sale") as if the University Sale had occurred before September 30, 1998 and December 31, 1997. Each proforma statement contains certain financial information extracted or derived from the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 and its Annual Report on Form 10-K for the fiscal year ended December 31, 1997, respectively, as well as proforma adjustments and proforma financial statements (i) reflecting the University Sale and (ii) giving effect of the Offer as if it was fully subscribed. The Quarterly and Annual Reports contain more comprehensive financial information than the information contained herein and were filed with the Securities and Exchange Commission ("Commission") pursuant to the Securities Exchange Act of 1934. The information extracted from the Quarterly and Annual Reports is qualified in its entirety by reference to the reports and the financial statements (including the notes) contained in the reports. The information presented in these proforma financial statements is based on certain assumptions made by the Partnership in its good faith judgment, such as, the amount of expenses it will incur in administering the Offer. These unaudited pro forma statements are not necessarily indicative of what the Partnership's actual financial condition would have been for the quarter ended September 30, 1998 and the year ended December 31, 1997, nor do they purport to represent the future financial position of the Partnership.



                NTS-PROPERTIES V, a Maryland Limited Partnership
                             PRO FORMA BALANCE SHEET
                            AS OF SEPTEMBER 30, 1998
                                   (UNAUDITED)
                         As Reported September 30, 1998




                                                         Proforma
                                      Historical       Adjustments           Proforma
                                      ----------       -----------           --------
ASSETS
Cash and equivalent                  $    581,899    $  5,905,881  (4a)    $  6,487,780
Cash and equivalents - restricted         469,103        (174,420) (4b)         294,683
Accounts receivable, net of
 allowance for doubtful accounts          236,705        (171,910) (4c)          64,795
Land, buildings and amenities, net     25,069,602      (7,770,908) (4c)      17,298,694
Asset held for sale                     1,152,868              --             1,152,868
Other assets                              755,024        (325,139) (4c)         429,885
                                     ------------    ------------          ------------

                                     $ 28,265,201    $ (2,536,496)         $ 25,728,705
                                     ============    ============          ============

LIABILITIES AND PARTNERS' EQUITY

Mortgages and note payable           $ 20,958,283    $ (7,908,910) (4d)    $ 13,049,373
Accounts payable                          263,469              --               263,469
Security deposits                         180,124         (59,387) (4c)         120,737
Other liabilities                         595,226        (212,938) (4c)         382,288
                                     ------------    ------------          ------------
                                       21,997,102      (8,181,235)           13,815,867
Commitments and Contingencies

Partners' equity                        6,268,099       5,644,739  (4e)      11,912,838
                                     ------------    ------------          ------------

                                     $ 28,265,201    $ (2,536,496)         $ 25,728,705
                                     ============    ============          ============

     See notes and assumptions to unaudited pro forma financial statements.




                NTS-PROPERTIES V, a Maryland Limited Partnership
                        PRO FORMA STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                                   (UNAUDITED)
                         As Reported September 30, 1998



                                                     Proforma
                                     Historical   Adjustments(4f)        Proforma
                                     ----------   ---------------        --------
REVENUES:
 Rental income                       $ 4,737,423    $(1,697,462)       $ 3,039,961
 Interest and other income                28,597         (4,185)            24,412
                                     -----------    -----------        -----------

                                       4,766,020     (1,701,647)         3,064,373

EXPENSES:
   Operating expenses                    893,096       (199,896)           693,200
   Operating expenses -
    affiliated                           404,965        (90,038)           314,927
   Write-off of unamortized land
    improvements and amenities            13,452           (281)            13,171
   Amortization of capitalized
    leasing costs                         11,107         (2,057)             9,050
   Interest expense                    1,265,288       (478,304)(4g)       786,984
   Management fees                       281,015       (103,566)           177,449
   Real estate taxes                     402,735       (146,672)           256,063
   Professional and administrative
    expenses                              93,872             --             93,872
   Professional and administrative
    expenses - affiliated                159,794             --            159,794
   Depreciation and amortization       1,168,263       (420,691)           747,572
                                     -----------    -----------        -----------

                                       4,693,587     (1,441,505)         3,252,082
                                     -----------    -----------        -----------

Net income (loss) before
extraordinary item                   $    72,433    $  (260,142)       $  (187,709)
                                     ===========    ===========        ===========

Net income (loss) allocated to
 the limited partners before
 extraordinary item                  $    71,709    $  (257,541)       $  (185,832)
                                     ===========    ===========        ===========

Net income (loss) per limited
 partnership unit before
 extraordinary item                  $      2.07    $     (7.44)       $     (5.37)
                                     ===========    ===========        ===========

Weighted average number of
 limited partnership units                34,581                            34,581
                                     ===========                       ===========

See notes and assumptions to unaudited pro forma financial statements.

                NTS-PROPERTIES V, a Maryland Limited Partnership

        NOTES AND ASSUMPTIONS TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998



1. On October 6, 1998 NTS-Properties V (the "Partnership") and the Lakeshore/University II ("L/U II") Joint Venture, an affiliate of the General Partner of the Partnership, sold University Business Center Phases I and II office buildings to Silver City Properties, Ltd. ("the Purchaser"), an affiliate of Full Sail Recorders, Inc. ("Full Sail"), for an aggregate purchase price of $17,950,000 ($8,975,000 for Phase I and $8,975,000 for Phase II). University Business Center Phase I was owned by the Partnership. University Business Center Phase II was owned by the L/U II Joint Venture of which the Partnership owned a 69% interest as of September 30, 1998. Portions of the proceeds from this sale were immediately used to pay in full the outstanding debt (including interest and prepayment penalties) on these properties.

          The Partnership also paid in full an outstanding debt of approximately $1,448,000 secured by Commonwealth Business Center Phase II, a building owned by the Partnership. It is anticipated that a distribution of approximately $35 to $50 per Unit (a total distribution ranging from approximately $1,200,000 to $1,700,000) will be paid to the Limited Partners during the first quarter of 1999. The additional debt payment and anticipated distribution to limited partners are not reflected in the accompanying proforma statements. The Partnership will consider other alternatives for the use of the remainder of the proceeds from this sale, including repayment of additional Partnership debt or possible development costs associated with Lakeshore Business Center III which is to be constructed on land owned by the L/U II Joint Venture. As permitted by the contract, the Purchaser has deferred the closing of the Phase III vacant land for a period of up to 18-months after the closing date of Phases I and II.

2. The Partnership operates and reports on a calendar year basis. The unaudited pro forma financial statements present the financial position and results of operations of the Partnership as of and for the nine months ended September 30, 1998, giving effect for the transaction summarized in Note 1 above. The unaudited pro forma financial statements should be read in conjunction with the audited financial statements as of and for the three years in the period ended December 31, 1997 included in the Partnership's annual report on Form 10-K for 1997.

3. The accompanying unaudited pro forma balance sheet as of September 30, 1998 has been prepared as if the sale of University Business Center Phases I and II had been effective September 30, 1998. The unaudited pro forma statement of operations for the nine months ended September 30, 1998 has been prepared as if the sale of University Business Center Phases I and II had been effective January 1, 1997. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made. The pro forma financial statements are for information purposes only and are not necessarily indicative of the financial condition or results of operations that would have occurred if the sale had been consummated as of January 1, 1997.

4.        Explanation of Pro Forma Adjustments:

          a) Represents the Partnership's share of the cash received from the sale of University Business Center Phases I and II less closing costs, the repayment of the mortgages payable which were secured by Phases I and II of the business center net of the funds released by the mortgage companies as discussed below in note 4b.

          b) Represents the Partnership's share of the return of funds held by the mortgage companies for property taxes upon the repayment of the mortgages secured by University Business Center Phases I and II. See note 4a.

          c) Represents adjustments to eliminate the Partnership's share of the assets and liabilities of University Business Center Phases I and II as follows. The adjustment to accounts receivable represents the elimination of accrued income which is attributable to the recognition of scheduled and specified rent increases over the lease term on a straight-line basis for financial reporting purposes. The adjustment to land, buildings and amenities represents the elimination of the Partnership's share of land, buildings and amenities associated with University Business Center Phases I and II. The adjustment to other assets represents the write-off of unamortized loan costs which are amortized on a straight-line basis over the term of the loan and the write-off of unamortized leasing commissions which are amortized on a straightline basis over the applicable lease term. The write-off of loan costs was the result of the early extinguishment of debt. The adjustment to security deposits represents the elimination of the security deposit liability which was assumed by the Purchaser.The adjustment to other liabilities represents the elimination of accrued property taxes. The property taxes for the current year are to be paid by the Purchaser in accordance with the contract.

          d) Represents the Partnership's share of the repayment of the mortgages payable which were secured by University Business Center Phases I and II.

          e) Represents the Partnership's share of the gain on the sale of University Business Center Phases I and II partially offset by expenses incurred as a result of the early extinguishment of debt (see discussion above).

          f) Represents adjustment to eliminate the Partnership's share of the revenues and expenses of University Business Center Phases I and II.

          g) Represents adjustment to eliminate the interest expense associated with the mortgage payable secured by University Business Center Phases I and II.

                NTS-PROPERTIES V, a Maryland Limited Partnership
                        PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)
                          As Reported December 31, 1997




                                                   Proforma
                                    Historical   Adjustments(4a)   Proforma
                                    ----------   ---------------   --------
REVENUES:
 Rental income                     $ 5,831,544    $(2,103,703)   $ 3,727,841
 Interest and other income              74,742         (3,227)        71,515
                                   -----------    -----------    -----------

                                     5,906,286     (2,106,930)     3,799,356

EXPENSES:
 Operating expenses                  1,189,163       (329,167)       859,996
 Operating expenses -
  affiliated                           566,492       (144,516)       421,976
Amortization of capitalized
  leasing costs                         20,810         (8,743)        12,067
 Interest expense                    1,753,841       (671,542)(4b) 1,082,299
 Management fees                       352,933       (136,599)       216,334
 Real estate taxes                     576,997       (193,906)       383,091
 Professional and administrative
  expenses                             117,016             --        117,016
 Professional and administrative
  expenses - affiliated                221,034             --        221,034
   Depreciation and amortization     1,666,678       (698,750)       967,928
                                   -----------    -----------    -----------

                                     6,464,964     (2,183,223)     4,281,741
                                   -----------    -----------    -----------

Net income (loss) before
 extraordinary item                $  (558,678)   $    76,293    $  (482,385)
                                   ===========    ===========    ===========

Net income (loss) allocated to
 the limited partners
 extraordinary item                $  (553,091)   $    75,530    $  (477,561)
                                    ===========    ===========    ==========

Net income (loss) per limited
 partnership unit before
 extraordinary item                $    (15.74)   $      2.15    $    (13.59)
                                    ===========    ===========    ===========

Weighted average number of
 limited partnership units              35,136                        35,136
                                    ===========                   ===========

See notes and assumptions to unaudited pro forma financial statements.

                NTS-PROPERTIES V, a Maryland Limited Partnership

        NOTES AND ASSUMPTIONS TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



1. On October 6, 1998 NTS-Properties V (the "Partnership") and the Lakeshore/University II ("L/U II") Joint Venture, an affiliate of the General Partner of the Partnership, sold University Business Center Phases I and II office buildings to Silver City Properties, Ltd. ("the Purchaser"), an affiliate of Full Sail Recorders, Inc. ("Full Sail"), for an aggregate purchase price of $17,950,000 ($8,975,000 for Phase I and $8,975,000 for Phase II). University Business Center Phase I was owned by the Partnership. University Business Center Phase II was owned by the L/U II Joint Venture of which the Partnership owned a 69% interest as of September 30, 1998. Portions of the proceeds from this sale were immediately used to pay in full the outstanding debt (including interest and prepayment penalties) on these properties.

         The Partnership also paid in full an outstanding debt of approximately $1,448,000 secured by Commonwealth Business Center Phase II, a building owned by the Partnership. It is anticipated that a distribution of approximately $35 to $50 per Unit (a total distribution ranging from approximately $1,200,000 to $1,700,000) will be paid to the Limited Partners during the first quarter of 1999. The additional debt payment and anticipated distribution to limited partners are not reflected in the accompanying proforma statements. The Partnership will consider other alternatives for the use of the remainder of the proceeds from this sale, including repayment of additional Partnership debt or possible development costs associated with Lakeshore Business Center III which is to be constructed on land owned by the L/U II Joint Venture. As permitted by the contract, the Purchaser has deferred the closing of the Phase III vacant land for a period of up to 18- months after the closing date of Phases I and II.

2. The Partnership operates and reports on a calendar year basis. The unaudited pro forma statement of operations presents the financial position and results of operations of the Partnership for the year ended December 31, 1997 giving effect for the transaction summarized in
         Note 1 above. The unaudited pro forma financial statements should be read in conjunction with the audited financial statements as of and for the three years in the period ended December 31, 1997 included in the Partnership's annual report on Form 10-K for 1997.

3. The statement of operations for the year ended December 31, 1997 has been prepared as if the sale of University Business Center Phases I and II had been effective January 1, 1997. In the opinion of management, all adjustments necessary to present fairly such pro forma financial statements have been made. The pro forma financial statements are for information purposes only and are not necessarily indicative of results of operations that would have occurred if the acquisition had been consummated as of January 1, 1997.

4.       Explanation of Pro Forma Adjustments:

         a) Represents adjustment to eliminate the Partnership's share of the revenues and expenses of University Business Center Phases I and II.

         b)       Represents   adjustment  to  eliminate  the  interest  expense
                  associated with the mortgage payable secured by University Business Center Phases I and II.

                                                                  EXHIBIT (a)(7)







                      Press Release by NTS Properties V and
                        ORIG, LLC dated January 11, 1999.

       NTS-PROPERTIES V AND ORIG, LLC ANNOUNCE EXTENSION OF TENDER OFFER.

         Louisville, KY. January 11, 1999. NTS-Properties V and ORIG, LLC announced today that they have extended the currently outstanding issuer tender offer for NTS-Properties V Limited Partnership Interests until January 29, 1999. The original tender offer for up to 1,200 Limited Partnership Interests commenced on October 13, 1998 and was scheduled to expire January 11, 1999.

         Until January 29, 1999, NTS-Properties V and ORIG, LLC will accept up to 1,200 Limited Partnership Interests tendered to the terms and conditions of the Offer at the same price of $205 per Interest.

                                                                  EXHIBIT (a)(8)








                      Press Release by NTS Properties V and
                        ORIG, LLC dated January 22, 1999.

       NTS-PROPERTIES V AND ORIG, LLC ANNOUNCE EXTENSION OF TENDER OFFER.


         Louisville, Ky. January 22, 1999. NTS-Properties V and ORIG, LLC announced today that they have extended the currently outstanding issuer tender offer for NTS-Properties V Limited Partnership Interests until February 5, 1999. The original issuer tender offer for up to 1,200 Limited Partnership Interests commenced on October 13, 1998 and was scheduled to expire on January 29, 1999.

         Until February 5, 1999, NTS-Properties V and ORIG, LLC will accept in the aggregate up to 1,200 Limited Partnership Interests tendered pursuant to the terms and conditions of the Offer at the same price of $205 per Interest.

                                                                 EXHIBIT (c)(2)








                         Capital Contribution Agreement
                         dated January 20, 1999 executed
                          by the Members of ORIG, LLC.

                         CAPITAL CONTRIBUTION AGREEMENT


         This Capital Contribution Agreement (the "Agreement") is made as of the 20th day of January, 1999 by and between J.D. Nichols ("Nichols") and Brian F. Lavin ("Lavin"), being all of the members of ORIG, LLC, a Kentucky limited liability company ("ORIG"). Nichols and Lavin are individually referred to as a "Member" and collectively referred to as the "Members".

                                    RECITALS:

         WHEREAS, ORIG has filed with the Securities and Exchange Commission offers to purchase (the "Tender Offers") limited partnership interests ("Interests") jointly with each of the following limited partnerships: (i) NTS-Properties III, a Georgia limited partnership; (ii) NTS-Properties IV., Ltd., a Kentucky limited partnership; (iii) NTS-Properties V, a Maryland limited partnership; (iv) NTS Properties VI, a Maryland limited partnership; and (v) NTS-Properties VII, a Florida limited partnership (collectively, the "Partnerships");

         WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG anticipates accepting and purchasing Interests in each of the Partnerships;

         WHEREAS, pursuant to the terms and conditions of the Tender Offers, ORIG will be required to pay any and all of ORIG's expenses incurred in connection with the Tender Offers (including, but not limited to, ORIG's proportionate share of the legal, accounting, printing and mailing expenses relating to the Tender Offers) (the "Expenses");

         WHEREAS, the Members desire to make cash capital contributions to ORIG (the "Capital Contributions") sufficient for ORIG to purchase the Interests and to pay the Expenses; and

         WHEREAS, each Member desires to receive membership interests in ORIG proportionate to the Member's Capital Contributions.

         NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Aggregate Capital Contributions: On or prior to the expiration of each of the Tender Offers, the Members shall make Capital Contributions, which, in the aggregate, are sufficient for ORIG to purchase all Interests accepted by ORIG pursuant to the Tender Offers and to pay any and all of the Expenses.

2. Individual Capital Contributions: On or prior to the expiration of each of the Tender Offers, each Member shall make a Capital Contribution to ORIG in an amount to be unanimously agreed upon by the Members. The Members agree that upon expiration of all of the Tender Offers, the approximate percentages of the aggregate Capital Contributions shall be: (i) Nichols -- 90%; and (ii) Lavin -- 10%, unless otherwise agreed to in writing by the Members.

3.  Disagreement:  If the Members  cannot  agree upon the amounts of the Capital
Contributions to be made by each Member upon the expiration of each Tender Offer, Nichols hereby agrees to make all Capital Contributions necessary to enable ORIG to fulfill its obligations pursuant to the Tender Offers.

4. Membership Interest: At all times, each Member shall have a membership interest in ORIG calculated by dividing the Capital Contributions made by the individual Member by the total of all Capital Contributions made by the Members.

5.        Miscellaneous:

         a.Assignability. This Agreement shall not be assignable by any of the parties hereto without the prior written consent of all of the other parties.

         b.Governing Law. The laws of the State of Kentucky will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement.

         c.Entire Agreement. This Agreement and other documents delivered or to be delivered pursuant to this Agreement contain or will contain the entire agreement among the parties hereto with respect to the transactions contemplated herein and supersede all previous oral and written agreements.

         d.Amendment. This Agreement may be amended, modified, or supplemented only by written agreement of all of the Members.

         e.Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

         f.Further Assurances. The parties will, from time to time, upon the reasonable request of any other party, execute, acknowledge and deliver in proper form such further instruments and perform such further acts as may be reasonably necessary or desirable to give effect to the transactions contemplated by this Agreement.

         g.Recitals: The recitals set forth above are incorporated by reference herein and made a part hereof as if fully set forth herein.

         IN WITNESS WHEREOF, the parties hereto have caused their signature to be set forth below as of the day and year first written above.



                                          /s/ J.D. Nichols
                                          ----------------
                                          J.D. Nichols, a Member


                                          /s/ Brian F. Lavin
                                          ------------------
                                          Brian F. Lavin, a Member

                                          Being all of the Members of ORIG, LLC